NOVATION OF DISTRIBUTION AGREEMENT
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

This Novation of Distribution and Services Agreement ("Novation") is entered into as of the 1st day of July, 2016 by and among Neuberger Berman Management LLC, a Delaware limited liability company ("'NB Management"), Neuberger Berman LLC, a Delaware limited liability company (''NB LLC''), and Neuberger Berman Advisers Management Trust, a Delaware statutory trust (the “Trust''), on behalf of all series whether now existing or hereafter established that are subject to the Distribution Agreement (as defined below) (hereinafter, "Series" shall refer to each Series which is subject to this Novation).

WITNESSETH:

WHEREAS, the Trust has retained NB LLC to furnish certain distribution, shareholder, and administrative services to the Series pursuant to the Distribution Agreement dated May 4, 2009 by and between NB Management and the Trust on behalf of the Series (the "Distribution Agreement");

WHEREAS, NB LLC is registered with the Securities and Exchange Commission as a broker-dealer under the Investment Advisers Act of 1940, as amended:

WHEREAS, NB Management, NB LLC and each Series desire that NB LLC be substituted for NB Management under the Distribution Agreement in a transaction that does not result in a change of actual control or management of the distributor to the Trust in accordance with Rule 2a-6 under the Investment Company Act of 1940, as amended (the 1940 Act"), and is therefore not an "assignment' for purposes of Section 15(a)(4) of the 1940 Act; and

WHEREAS, NB Management desires to effect a novation of the Distribution Agreement so that NB LLC is substituted for NB Management as a party to such agreement and NB Management is released from its obligations under the Distribution Agreement, NB LLC desires to accept the novation thereof: and the Trust, on behalf of each Series, desires to consent to such novation.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.     Novation and Acceptance. Subject to the terms and conditions contained herein. NB Management hereby effects a novation of the Distribution Agreement to substitute NB LLC for NB Management as a party to such agreement, and the Trust hereby consents to such Novation and hereby releases NB Management from all of its duties and obligations under the Distribution Agreement, and NB LLC hereby accepts the Novation and hereby releases NB Management from all of its duties and obligations under the Distribution Agreement and assumes all rights, duties and obligations of NB Management under the Distribution Agreement.

2.     Term. The Novation shall become effective as of the date hereof and shall extend for so long as the terms specified in Section 10 of the Distribution Agreement are satisfied or until terminated in accordance with the Distribution Agreement.

3.     No Termination. The parties agree that the Novation shall not constitute an "assignment"' of the Distribution Agreement for purposes of Section 10(c) of the Distribution Agreement or the 1940 Act, and that the Distribution Agreement, as so novated, shall remain in full force and effect after the Novation.

4.    Technical Amendment. The parties agree that all references in the Distribution Agreement to NB Management shalt hereby be changed to N B LLC.

5.     Execution in Counterparts. This Novation Agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Novation of Distribution and Services Agreement to be signed by their respective officers thereunto authorized, as of the day and year first above written.

NEUBERGER BERMAN MANAGEMENT LLC /s/ Robert Conti
Name: Robert Conti Title: President

NEUBERGER BERMAN LLC /s/ Robert Conti
Name: Robert Conti Title: Managing Director

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST /s/ Robert Conti Name: Robert Conti Title: Chief Executive Officer